EXHIBIT 99.1

                                   For more information contact:
                                   C. J. Monsma (919) 775-2201



FOR IMMEDIATE RELEASE

                          TRION, INC. ACQUIRES
                           ENVIRCO CORPORATION


Sanford, NC, August 1, 1995 -- TRION, INC. (NASDAQ: TRON)
Trion, Inc. has acquired all of the outstanding stock of Envirco Corporation for $8 million. Envirco, headquartered in Albuquerque, New Mexico with revenues of $12 million in its latest fiscal year, manufactures HEPA filters, clean rooms and workstations for microelectronics manufacturers, pharmaceutical companies, hospitals and others requiring ultra-clean environments for critical technologies. The acquisition, which was completed August 1, 1995, is a part of Trion's strategic plan to complement its internal growth with acquisitions that expand its technology-based air cleaning and high efficiency air filtration business.

Steven L. Schneider, President and CEO of Trion, Inc., stated "The strategic fit between Trion and Envirco is exceptional and the growth potential for both companies is substantial. Trion's strength in serving the traditional manufacturing and commercial markets is an excellent match with Envirco's strength in the high technology, semi-conductor, pharmaceutical and medical markets. This acquisition builds on our strengths in technology, manufacturing and worldwide marketing and expands our markets. We believe it will enhance our growth and improve earnings per share with a low level of risk."

Furthermore, Schneider stated that "Wachovia Bank of North Carolina agreed to provide Trion an $18 million unsecured credit facility." He indicated Trion would use internally generated funds and a portion of this facility for the Envirco acquisition.

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August 1, 1995
Trion, Inc.



Trion does not expect to make any operational changes and Envirco management will remain in their current positions. Envirco President and CEO, David Schlegel, stated "Our new relationship with Trion will enable us to grow and expand more quickly from our already successful base."

Trion specializes in the design, manufacture and sale of high performance air cleaning products for industrial, commercial, residential and consumer markets throughout the world.
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